SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lender Processing Services, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

52602E102
(CUSIP Number)

December 9, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52602E102	SC 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Merion Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,154,921
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,154,921
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,154,921
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52602E102	SC 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Merion Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,682,276
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,682,276
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,682,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52602E102	SC 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Andrew Barroway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,682,276
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,682,276
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,682,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52602E102	SC 13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Lender Processing Services, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Merion Capital LP, a Delaware limited partnership (the "Merion Fund"), with respect to the Shares (as defined below) directly held by it;

(ii)	Merion Investment Management LP, a Delaware limited partnership ("Merion Investment Management"), with respect to the Shares directly held by the Merion Fund and Merion Capital II LP, a Delaware limited partnership (the "Merion II Fund"); and

(iii)	Mr. Andrew Barroway ("Mr. Barroway") with respect to the Shares directly held by the Merion Fund and the Merion II Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Merion Investment Management serves as the investment manager to the Merion Fund and the Merion II Fund. Merion Capital Partners LP, a Delaware limited partnership, is the general partner of the Merion Fund and the Merion II Fund (the "General Partner"). The general partner of the General Partner is MC Investment Management LLC ("MC"). The general partner of Merion Investment Management is Merion Investment Management LLC ("Merion LLC"). Mr. Barroway is the sole member of each of MC and Merion LLC. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Merion Investment Management LP, 280 King of Prussia Rd., Radnor, PA 19087.

Item 2(c).	CITIZENSHIP:

Each of the Merion Fund and Merion Investment Management is a Delaware limited partnership. Mr. Barroway is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (the "Shares").

CUSIP No. 52602E102	SC 13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER:

52602E102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 85,418,576 Shares outstanding, which reflects the number of Shares outstanding as of October 29, 2013, as reported in the Company's quarterly report on Form 10-Q filed on November 1, 2013.

A.	The Merion Fund:
	(a)	Amount beneficially owned: 5,154,921 Shares
	(b)	Percent of class: 6.0%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,154,921 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 5,154,921 Shares

CUSIP No. 52602E102	SC 13G	Page 7 of 9 Pages

B.	Merion Investment Management:
	(a)	Amount beneficially owned: 5,682,276 Shares
	(b)	Percent of class: 6.6%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,682,276 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 5,682,276 Shares

C.	Mr. Barroway:
	(a)	Amount beneficially owned: 5,682,276 Shares
	(b)	Percent of class: 6.6%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,682,276 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 5,682,276 Shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52602E102	SC 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 19, 2013

merion investment management lp, for itself and on behalf of MERION CAPITAL LP

By: Merion Investment Management LLC, its general partner

By:	/s/ Andrew Barroway
Name:	Andrew Barroway
Title:	Managing Member

/s/ Andrew Barroway
ANDREW BARROWAY

CUSIP No. 52602E102	SC 13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: December 19, 2013

merion investment management lp, for itself and on behalf of MERION CAPITAL LP

By: Merion Investment Management LLC, its general partner

By:	/s/ Andrew Barroway
Name:	Andrew Barroway
Title:	Managing Member

/s/ Andrew Barroway
ANDREW BARROWAY